UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.F. 20549



SCHEDULE 13G


CHIEFTAIN INTERNATIONAL, INC.
Common Stock
16867C101


Item 1.		a.	Chieftain International, Inc.
		b.	1201 TD Tower
			10088 - 102 Avenue
			Edmonton, Alberta
			CANADA T5J-2Z1

Item 2.		a.	D.F. Dent & Company, Inc.
		b.	2 East Read Street, 6th Floor
			Baltimore, Maryland 21202
		c.	Incorporated in the State of Maryland
		d.	Common stock
		e.	16867C101

Item 3.		Investment adviser registered under section 203 of the Investment
		Advisers Act of 1940

Item 4.		a.	933,338
		b.	5.81%
		c.	1.	933,338
			2.	      0
			3.	933,338
			4.	       0
Item 5.		N/A
Item 6.		N/A
Item 7.		N/A
Item 8.		N/A
Item 9.		N/A